Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2012	2011	2010	2009	2008
Earnings, as defined:
Pretax income from operations	$690,620	$625,164	$628,901	$493,725	$506,424
Add: Fixed charges	254,443	253,867	233,604	224,041	199,739
Total earnings, as defined	$945,063	$879,031	$862,505	$717,766	$706,163

Fixed charges, as defined:
Interest charges	$188,094	$186,885	$171,945	$166,212	$154,313
Interest charges on life insurance
policy borrowings	310	332	372	324	248
Interest component of leases	66,039	66,650	61,287	57,505	45,178
Total fixed charges, as defined	$254,443	$253,867	$233,604	$224,041	$199,739
Ratio of earnings to fixed charges	3.7	3.5	3.7	3.2	3.5